MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2018

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of North American Nickel Inc. (“North American Nickel” or the “Company”) is designed to enable the reader to assess material changes in the financial condition of the Company between December 31, 2018 and December 31, 2017, and the results of operations for the three and twelve months ended December 31, 2018 (“Q4 2018” and “FY 2018”, respectively) and December 31, 2017 (“Q4 2017” and “FY 2017”, respectively). The MD&A should be read in conjunction with the audited consolidated financial statements and notes thereto of the Company for the fiscal years ended December 31, 2018 and 2017. In this MD&A, references to the Company are also references to North American Nickel and its wholly-owned subsidiary.

The financial statements, and the financial information contained in this MD&A were prepared in accordance with International Financial Reporting Standards (“IFRS”).

All amounts in the discussion are expressed in thousands of Canadian dollars and in thousands of Danish Kroners (“DKK”) where applicable, except per share data and unless otherwise indicated. All amounts in tables are expressed in thousands of Canadian dollars, unless otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities legislation (see “Forward-looking Information” below for full discussion on the nature of forward-looking information). Information regarding the adequacy of cash resources to carry out the Company’s exploration and development programs or the need for future financing is forward-looking information. All forward-looking information, including information not specifically identified herein, is made subject to cautionary language at the end of this document. Readers are advised to refer to the cautionary language included at the end of this MD&A under the heading “Forward-looking Information” when reading any forward-looking information. This MD&A is prepared in accordance with F1-102F1 and has been approved by the Company’s board of directors (the “Board”) prior to release.

This report is dated April 26, 2019. Readers are encouraged to read the Company’s other public filings, which can be viewed on the SEDAR website under the Company’s profile at www.sedar.com. Other pertinent information about the Company can be found on the Company’s website at www.northamericannickel.com.

Company Overview and Highlights

North American Nickel is an international mineral exploration and resource development company listed on the TSX Venture Exchange (“TSXV”) as at May 3, 2011 trading under the symbol NAN. The Company’s principal asset is its Maniitsoq Property, in southwestern Greenland, a district scale land position. The Company is focussing its resources on exploration and resource development of its Maniitsoq nickel-copper-cobalt-precious metal sulphide project (“Ni-Co-Co-PM”) but it also has an active program of project generation in North America and exploration projects at Post Creek and Halcyon in the footwall of the Sudbury Igneous Complex.

North American Nickel was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd.

The Company continued focusing on the development of its camp scale Maniitsoq Project in south-western Greenland and the Post Creek Property in Sudbury, Ontario. The 2018 exploration and drilling program at its Maniitsoq project was completed in September with a total 14,287 metres of drilling, representing an increase of 5,520 metres from the previous program in 2017. The drilling was focused on testing the geochemical strategy within several of the main Maniitsoq intrusions and has confirmed the presences of the melanorite as well as re-affirmed the significance of the high magnesium oxide (MgO) control on NiS mineralization.

Post Creek project has been held as an asset since 2010 because of its prospective location. The Company has been exploring the project with a combination of prospecting, trenching, mapping and a two-hole drill program was completed in 2018 with the objective of assessing magnetic and electromagnetic anomalies within a corridor of breccias and quartz diorite extending radially away from the Whistle Offset and to provide a plat form for downhole geophysics. Base metal massive sulphide-type copper, gold, silver and strongly elevated zinc mineralization were discovered.

During fiscal 2018, Company closed a non-brokered private placement and raised aggregate gross proceeds of $17,500 through the issuance of 233,333,333 units at a price of $0.075 per unit. Unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant of the Company. Contemporary Amperex Technology Limited (“CATL”) subscribed for 200,000,000 units under the placement for a total purchase price of $15,000 and beneficially owns, or exercises control or direction over approximately 25.38% of the currently issued and outstanding shares of the Company. Sentient Executive GP IV Limited (“Sentient”) subscribed for 13,333,333 units under the placement for a total purchase price of $1,000 and beneficially owns, or exercises control or direction over 369,809,820 common shares constituting approximately 46.93% of the currently issued and outstanding shares of the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2018

The Company announced the retirement of Ms. Patricia Tirschmann as VP Exploration on January 31 and appointed Sarah-Wenjia Zhu as the Chief Financial Officer on May 22, 2018.

Maniitsoq Nickel-Copper-PGM Project, Southwest Greenland

The Greenland properties currently being explored for nickel-copper-cobalt-PGM sulphide by the Company have no mineral resources or reserves. The Maniitsoq project is centered 100 kilometres north of Nuuk, the capital of Greenland which is a safe, stable, mining-friendly jurisdiction. The centre of the project is located at 65 degrees 18 minutes north and 51 degrees 43 minutes west and has an arctic climate. It is accessible year-round either by helicopter or by boat from Nuuk or Maniitsoq, the latter located on the coast approximately 15 kilometres to the west. The deep-water coastline adjacent to Maniitsoq is typical of Greenland’s southwest coast which is free of pack ice with a year-round shipping season. The optimum shipping conditions are due the warming Gulf Stream flowing continuously past the south west coastline of Greenland. There is no infrastructure on the property; however, the Seqi deep water port and a quantified watershed for hydropower are located peripheral to the project.

The Maniitsoq property consists of four exploration licenses, No. 2011/54 and No. 2012/28 comprising 2,689 and 296 square kilometres, respectively and the recently acquired Carbonatite property No. 2018/21 (63 km2) and the Ikertoq property No. 2018/31 (33 km2). The Maniitsoq property is centred on the 75 kilometre by 15 kilometre Greenland Norite Belt which hosts numerous high-grade nickel-copper sulphide occurrences associated with mafic and ultramafic intrusions.

Between 1995 and 2011, various companies carried out exploration over portions of the project area. The most extensive work was carried out by Kryolitselskabet Øresund A/S Company (KØ) who explored the project area from 1959 to 1973. KØ discovered numerous surface and near surface nickel-copper sulphide occurrences and this work was instrumental in demonstrating the nickel prospectivity of the Greenland Norite Belt.

The Company acquired the Maniitsoq project because it has potential for the discovery of significant magmatic sulfide discovery in a camp-scale belt. The company believed that modern, time-domain, helicopter-borne electromagnetic (EM) systems would be more effective at detecting nickel sulphide deposits in the rugged terrain of Maniitsoq than previous, older airborne fixed wing geophysical surveys available to previous explorers. In addition, modern, time domain surface and borehole EM systems could be used to target mineralization in the sub-surface.

Effective August 15, 2011, the Company was granted an exploration license, No. 2011/54 (the “Sulussugut License”), by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Sulussugut License was valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made. The application for another 5-year term on the Sulussugut License was submitted to the Greenland Mineral License & Safety Authority (MLSA) which was effective on April 11, 2016, with December 31, 2017 being the seventh year.

The Greenland MLSA for the year 2018 has adjusted the minimum required exploration expenditures to zero. There will be an annual license fee on the Sulussugut License for year 8 and forward of approximately DKK 41.

Details of required work expenditures and accrued work credits are tabulated and given below:

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2018

Table 1: Sulussugut License – 2011/54 (All amounts in table are expressed in thousands of DKK)

Exploration Commitment		2013	2014	2015	2016	2017	2018
Fixed amount		310	313	317	-	650	659
4841 km2 of DKK 1.460 per km2
4841 km2 of DKK 1.490 per km2
3336 km2 of DKK 7.760 per km2		25,887
2689 km2 of DKK 7.830 per km2			21,055
2689 km2 of DKK 7.940 per km2				21,351
2689 km2 of DKK 16.260 per km2						43,723	44,369

Exploration obligation		26,197	21,368	21,668	-	44,374	-
Approved exploration expenditures		37,349	55,509	59,150	61,109	85,094	79,604
Exploration obligation		(26,198)	(21,368)	(21,668)	-	-	-
Credit from previous year		17,530	28,681	62,822	100,304	161,413	246,507

Total Credit	DKK	28,681	62,822	100,304	161,413	246,507	326,111

Average Annual Rate DKK to CAD		0.1834	0.1968	0.1901	0.1969	0.1968	0.2053

The accumulated exploration credits held at the end of 2018, DKK 326,111 (approximately $66,951) can be carried forward as follows:

Carry forward period:
a)	DKK 246,507	from 2017 until December 31, 2021
b)	DKK 79,604	from 2018 until December 31, 2021

The Company has fulfilled the minimum exploration requirements and the Sulussugut License area was not reduced in 2018.

Ininngui License - 2012/28

Effective March 4, 2012, the Company was granted an additional exploration license, No. 2012/28 (the “Ininngui License”), by the BMP of Greenland for exclusive exploration rights over an area near Ininngui, Greenland. The Ininngui License is contiguous with the Sulussugut License. The Ininngui License was valid for 5 years until June 30, 2017. The application for another 5-year term on the Ininngui License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective March 14, 2017, with December 31, 2018 being the seventh year.

Details of required work expenditures and accrued work credits are tabulated and given below.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2018

Table 2: Ininngui License - 2012/28 (All amounts in table are expressed in thousands of DKK)

Exploration Commitment		2013	2014	2015	2016	2017	2018
Fixed amount		155	313	318	323	-	659
142 km2 of DKK 1.490 per km2
265 km2 of DKK 1.550 per km2		411
265 km2 of DKK 7.830 per km2			2,075
296 km2 of DKK 7.940 per km2				2,350
296 km2 of DKK 8.080 per km2					2,392
296 km2 of DKK 8.080 per km2						-	4,884

Exploration obligation		566	2,388	2,668	2,715	-	-
Total Credits Available
Approved exploration expenditures		2,966	5,470	6,276	6,790	9,367	10,465
Exploration obligation		(576)	(2,388)	(2,668)	(2,715)	-	-
Credit from previous year		2,512	4,902	7,984	11,592	15,667	25,044

Total Credit	DKK	4,902	7,984	11,592	15,667	25,044	35,509

Average Annual Rate DKK to CAD		0.1834	0.1968	0.1901	0.1969	0.1968	0.2053

Carry forward period:
a)	DKK 25,044	from 2017 until December 31, 2021
b)	DKK 10,465	from 2018 until December 31, 2021

The Company has fulfilled the minimum exploration requirements and the Ininngui License area was not reduced in 2018.

For both licenses, future required minimum eligible exploration expenses will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

For both licenses, at the expiration of the second license period (years 6-10), the Company may apply for a new 3-year license for years 11 to 13. Thereafter, the Company may apply 3 times for additional 3-year licenses for a total of 9 additional years. The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

The Company may terminate the licenses at any time; however, any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

Carbonatite License - 2018/21

Effective May 4, 2018, the Company was granted an exploration license (the “Carbonatite License”) by the BMP of Greenland for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The Company paid a license fee of $7 (DKK 31) upon granting of the Carbonatite License. The Carbonatite License is valid for 5 years until December 31, 2022, with December 31, 2018 being the first year.

Details of required work expenditures and accrued work credits are tabulated and given below.

Table 3: - Carbonatite License 2018/21 (All amounts in table are expressed in thousands of DKK)

Exploration Commitment	2017	2018
Fixed amount	-	165
63 km2 of DKK 1.650 per km2		104

Exploration obligation	-	269

Approved exploration expenditures	-	10,099
Exploration obligation		-
Credit from previous year	-	-

Total Credit DKK	-	9,830

Average Annual Rate DKK to CAD		0.2053

Carry forward period:

a) DKK 9,830      from 2018 until December 31, 2021

The Company may terminate the licenses at any time; however, any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

Exploration and Development Activities

The Company undertook numerous exploration activities and completed various mineralogical studies during the period from 2012 to 2016, including 9,596 metres of drilling in 2016. A National Instrument 43-101 was completed on the Maniitsoq property in March 2016 and QEMSCAN mineralogical analyses on drill core samples documenting favourable liberation and recovery characteristics for Maniitsoq mineralization was reported in April 2016.

Exploration program for the year 2017 commenced in May with the opening of the exploration base camp at Puiattoq Bay and was completed in September. The objective was step-out drilling at the Imiak Hill Complex (IHC), Fossilik and P-013SE, to advance one or more areas to the delineation drilling stage for 2018 (Figures 1 and 2). Infrastructure, environmental baseline studies and ongoing corporate social responsibility initiatives were also undertaken. 11,000 metres of diamond drilling were targeted for 2017 building on 2015 and 2016 exploration results. Borehole gyro, electromagnetic (BHEM), optical tele-viewer and physical properties surveys, surface electromagnetic and Induced Polarization (“IP”) geophysical surveys, mapping, prospecting, sampling, structural geological studies and 3D modeling accompanied drilling.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2018

Twenty-three drill holes totalling 8,767 metres were completed to test mineralized zones and geophysical targets. The 2017 program of drilling on the mineral zones of the IHC and Fossilik areas indicate that the plunging zones of mineralization in the IHC and Fossilik areas extend to depth, but these zones do not increase significantly in width and/or lateral extent, and they are often offset by shallow fault zones. Some of the zones are open and untested at depth, so there is some possibility that these zones link to more extensive zones of mineralization, but the strategy of following these zones with drilling and borehole geophysics was reconsidered as an outcome of the 2017 program of work.

Based on field mapping, prospecting and re-examination of exploration results, the high-MgO parts of the larger Norite Province Intrusions with proximal zones of mineralization (e.g. P-004, P-058, Imiak Hill Complex occurrences) were identified as a possible source for the high nickel grade and tenor mineralization. The larger melanorite (> ~12.5 wt MgO) domains have the capacity to host more extensive zones of breccia and semi-massive sulphide mineralization in association with disseminated sulphides. Although the intrusions are extensively modified by deformation and metamorphism, the contacts and keels of the larger bodies provided focus to next phase of exploration work.

2018 Exploration

Exploration work in 2018 focussed on targeting the outer contacts and keels of differentiated intrusions containing significant amounts of melanorite. Work was prioritized intrusions at Fossilik, the Imiak Hill Complex, P-030, P-032, P-008 and Pingo which are believed to have good potential to host economic accumulations of Ni-Cu-Co-PGM sulphide mineralization. Exploration in 2018 utilized:

●	Surface electromagnetic surveys targeting of the melanorite “keel” structures which may contain larger sulfide accumulations from which the known mineral zones were structurally detached;

●	A targeted 12,500 metres of diamond drilling, including borehole electromagnetic (BHEM) surveys, and

●	Mapping, prospecting, sampling, structural geological studies and 3D modeling

Systematic analysis of geochemical data indicates that melanorites are an important host to disseminated sulphide mineralization and this rock type also hosts thick zones of breccia and semi-massive sulphides. The known mineral lenses at P-004, P-058, and Spotty Hill are adjacent to under-explored intrusions containing melanorite. The melanorite keels of large mineralized intrusions such as Fossilik and target G-025 therefore represent an important geological environment to explore for large tonnage, high grade mineralization.

Figure 1-2 summarizes 2018 drill targets and drill holes including the location of P-008 and the newly identified mineral zone.

The 2018 exploration program commenced in June and was completed in September with 14,288 m of drilling that targeted the roots of large intrusions with thick intervals of melanorite. The total meterage is an increase of 5,520 m from the 2017 program and surpassed the initial planned program of 12,500m.

A small but important intrusion comprising melanorite at the P-008 target south of Fossilik (Figure 1) was identified. Two holes (MQ-18-162, MQ-18-163) were drilled to test the surface EM target and both intersected significant sulphide mineralization. A third hole, MQ-18-167, followed-up on holes MQ-18-162 and MQ-18-163 and indicate that the zone is more extensive at depth and extends into the footwall at the north wall of the intrusion. A BHEM survey has identified further targets at depth that were tested with DDH MQ-18-177. This hole deviated and was drilled outside of the plunge of the mineralization. Selected Drill and assay results are summarised in Table 3.

Melanorite is the host for the majority of the highest-grade nickel mineralization comprising heavily disseminated, net-textured, breccia and massive sulphide mineralization. Targeting of these holes was accomplished using optimized deep-penetrating surface electromagnetic methods including borehole EM surveys to target the melanorite and keel zones of prioritized intrusions at Fossilik, P-030-31-32, P-008, Pingo and in the footprint of the Imiak Hill Complex (Figure 2). The extensive program of work has generated the data and samples required to add significant value to the Maniitsoq database and provides a basis to refine future exploration strategies.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2018

Figure 1. Location of 2018 drill targets.

2018 Drill Targets
Drilled in 2018
Not yet drilled in 2018
Imiak Hill Complex
(Spotty Hill, G-017, 026 & 036)
P-293
P-125
P-124
G-025
Carbonatite
Søndre Isortoq
P-005
Fossilik
P-008 (New sulphide intersection)
Field Camp
P-012
Davis Strait
P-032
P-030
N
0 5 10 15
Kilometers
Gneissic & Intrusive Domains
TTG Gneiss Domain a
TTG Gneiss Domain b
Finnejfeld
Igananguit Gneiss
Tonalite
Granite
Mafic gneiss
Archean Fault Network
D1, Intermediate
D1, Major
D2, Intermediate
D2, Major
D2-D5, Intermediate
D3, Major
Mafic & Ultramafic Intrusions
Norite
Ultramafic
Other Symbols
Property boundary
Limits of SRK study
NAN field camp
Seqi port
NORTH AMERICAN NICKEL INC.
Maniitsoq & Carbonatite Projects, SW Greenland
2018 DRILLING TARGETS
WGS84 UTM Z22N
30-July-2018

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2018

Figure 2. Location of 2018 drilling.

Pingo
3 holes totaling 1,017.0 m
G-025
1 hole totaling 516.0 m
P-293
2 holes totaling 338.0 m
Qeqertaasaq
6 holes totaling 1,305.0 m
Imiak Hill Complex
7 holes totaling 3,771.8 m
Søndre Isortoq
P-005
1 hole totaling 122.0 m
Fossilik
5 holes totaling 3,983.8 m
Field Camp
P-008
4 holes totaling 1,171.0 m
P-012
1 hole totaling 329.0 m
Davis Strait
P-030 - 032 Trend
3 holes totaling 1,734.0 m
N
0 5 10 15
Kilometers
Gneissic & Intrusive Domains
TTG Gneiss Domain a
TTG Gneiss Domain b
Finnejfeld
Igananguit Gneiss
Tonalite
Granite
Mafic gneiss
Archean Fault Network
D1, Intermediate
D1, Major
D2, Intermediate
D2, Major
D2-D5, Intermediate
D3, Major
Mafic & Ultramafic Intrusions
Norite
Ultramafic
Other Symbols
Property boundary
Limits of SRK study
NAN field camp
Seqi port
NORTH AMERICAN NICKEL INC.
Maniitsoq & Qeqertaasaq Projects, SW Greenland
2018 DRILLING LOCATIONS
WGS84 UTM Z22N
18-Sept-2018

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2018

Table 3. Summary of drill and assay results, MQ-18-167.

Target	Drill Hole	Location	Intercept
P-008	MQ-18-167	Fossilik	7.50m @ 1.26% nickel, 0.24% copper, 0.05% Co and 0.47 g/t Pt+Pd+Au including
5.10m @ 1.68% nickel, 0.29% copper, 0.06% cobalt and 0.63 g/t Pt+Pd+Au

Drilling and electromagnetic (EM) data has indicated a 335 metre dip-extent to the P-008 mineralization that remains open down dip and along strike. It comprises high tenor (6.5-7.7%Ni), strongly conductive high grade remobilized sulphide and, less conductive disseminated to blebby sulphide that is typical of the Maniitsoq style of mineralization.

New Mineral Licenses – Carbonatite and Ikertoq

On May 4, 2018 the Company was awarded an exploration license (2018/21; “Carbonatite”) over a highly prospective block of ground to the west of the Fossilik Intrusion in an area which has very limited nickel exploration and contains the Qeqertassaq carbonatite complex. The work program for 2018 has consisted of compilation, field work, surface sampling for geochemistry, surface EM work in areas with possible norite-associated mineralization modified by the carbonatite complex and drilling to evaluate the potential for strategic metals (Nb, Ta, and rare earth elements) in areas outside of the focus areas of historic drilling.

Compilation work and re-interpretation of historic data for the 15 km2 Qeqertassaq Carbonatite Complex, part of the Greenland Norite Belt, was commenced on September 10. The purpose was to identify norite-hosted nickel sulphide targets and focus exploration on the potential for rare and strategic metals. Ground EM surveys were undertaken over targets identified from a 1995 GEOTEM airborne survey. Two drill holes for a total of 553 m were drilled to test resultant conductive responses for potential nickel targets intersected stringers of barren pyrrhotite within a carbonate-magnetite host rock in association with a thick interval of magnetite. A surface rock sampling and drilling program was initiated to assess the strategic metal potential for pyrochlore-hosted tantalum (Ta) and niobium (Nb). A total of 284 rock samples were collected from a zone of elevated Ta and Nb correlated with historic airborne radiometric and magnetic anomalies at the margin of the Qeqertassaq Carbonatite Complex. Four holes were also drilled for a total of 1,305 m to assess this zone. Assay results are pending. A report on the strategic metal potential of the Qeqertassaq carbonatite was commissioned, and emphasis was placed on understanding the upside potential of the light rare earth element vein system, the Nb mineralization, and the potential for Ta mineralization is association with soeviite series rocks.

A second new exploration license (2018/31; “Ikertoq”) was awarded to the Company on May 4, 2018 in an area approximately 110 km north of the Maniitsoq project. This area was intermittently explored by Kryolitselskabet Øresund (“KO”), Greenland Gold Resources and Northern Shield Resources. As of December 31, 2018, the license was relinquished due to no further plans to carry exploration work.

CSR, Environment and Infrastructure

Hydropower Development – A watershed prospecting license for the assessment and development of hydropower resources at Maniitsoq was awarded by the Ministry of Industry, Labour, Trade and Energy of the Greenland Government in March 2017. The two-year license provides for the exclusive right to assess and develop potential hydropower resources with an option for a three-year extension. EFLA Consulting Engineers completed a feasibility analysis of hydropower development within watershed 0.6H in January 2018. The analysis of hydropower within watershed 0.6H identifies two subordinate watersheds 7038-001 F03 and 7038-001 F04 with the capacity to supply a 12 MW base load and an 18 MW maximum load and generate 96 GWh per annum for the Maniitsoq Project. The two watersheds included in this assessment have the capacity to supply the required hydroelectricity at an installed cost of $5.621 USD/kW and $5.049 USD/kW respectively at a CAPEX of between $101.2 and $90.9 million USD respectively. Operating expenses are 1-2% of CAPEX. Both watersheds encapsulate or are close to priority nickel sulphide mineralized zones and the Seqi Port.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2018

Corporate Social Responsibility - The 2018 program for Corporate Social Responsibility was completed on August 24 with community presentations in Sisimiut, Maniitsoq, Atammik and Napasoq and presentations to the Mineral Licencing and Safety Authority and the Ministry of Industry and Energy of the Greenland government in Nuuk. The National Association for Hunters and Fishers (KNAPF) also located in Nuuk was updated on 2018 exploration activities. The Company has renewed its support for the annual Greenland mineral hunt with a donation of $2.

Environmental Surveys – Sampling to establish baseline geochemical values for low total dissolved solids freshwaters, fauna and flora was continued in areas of active exploration and in the area of watershed 0.6H. Watershed survey area surveys were undertaken in support of ongoing hydropower assessments that are ongoing. All surveys have been undertaken by qualified personnel of Golder Associates (Copenhagen). Final reports have been received for both environmental surveys and weather station databases. Weather stations have been removed from the field as sufficient data has been acquired to prepare a model for wind-related particulate dispersion in the Maniitsoq area.

Tailings Facility - Discussions were held with the MLSA and the Greenland Department of Nature, Environment and Energy regarding the process for selecting and developing a tailings facility to support nickel mining and milling activities. This process is required to be undertaken as part of the submission of an exploitation license for extraction of nickel ore.

Outlook – Exploration and Development for 2019

Management is developing a three-year exploration plan for Maniitsoq with the objective of maximizing the potential value of the asset while extending the period that the Company maintains control of the project.

2019 – Apply NAN’s cumulative knowledge to Maniitsoq and other areas of western Greenland and identify the geoscience data gaps to effective targeting.

2020 - Acquire the additional required geoscience data and additional properties of merit; conduct test drilling if any priority targets are identified and drill ready.

2021 – Execute a major drill campaign of prioritized targets.

This three-year plan will allow for the generation of priority drill targets while drawing down on the three years of exploration credits (Table 1 & 2). The drilling expenditure in 2021 would extend control of the Maniitsoq project until 2024.

Canada Nickel Projects - Sudbury, Ontario

Post Creek Property

The Company entered into an option agreement in April 2010, subsequently amended in March 2013, to acquire rights to Post Creek Property located within the Sudbury Mining District of Ontario. On August 1, 2015, the company has completed the required consideration and acquired 100% interest in the property. the Company is obligated to pay advances on the NSR of $10 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 kilometres east of Sudbury in Norman, Parkin, Alymer and Rathburn townships and consists of 39 unpatented mining claims in two separate blocks, covering a total area of 912 hectares held by the Company. The center of the property occurs at UTM coordinates 513000mE, 5184500mN (WGS84, UTM Zone 17N). The Post Creek property lies adjacent to the Whistle Offset Dyke Structure which hosts the past–producing Whistle Offset and Podolsky Cu-Ni-PGM mines. Post Creek lies along an interpreted northeast extension of the corridor containing the Whistle Offset Dyke. Offset Dykes and Footwall deposits account for a significant portion of all ore mined in the Sudbury nickel district and, as such, represent favourable exploration targets. Key lithologies are Quartz Diorite related to Offset Dykes and Sudbury Breccia associated with Footwall deposits.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2018

Exploration Activities

(All drill intercepts described in this section refer to core lengths not true widths)

Previous operators completed geological, geophysical and Mobile Metal Ion soil geochemical surveys. Highlights of this work included:

●	A drill intersection returning 0.48% copper, 0.08% nickel, 0.054 grams/tonne palladium, 0.034 grams/tonne platinum and 0.020 grams/tonne gold over a core length of 0.66 metres; and
●	A grab sample from broken outcrop which returned 0.83% nickel, 0.74% copper, 0.07% cobalt, 2.24 grams/tonne Pt and 1.05 grams/tonne Pd.

A NI 43-101 compliant Technical Report was completed by Dr. Walter Peredery, formerly of INCO, in 2011 and subsequently accepted by the Securities Commission.

During the period of 2011 to 2016, the Company carried out exploration programs comprising ground geophysics (magnetics and electromagnetics), diamond drilling (1,533 metres in 7 drill holes), borehole electromagnetic surveys, georeferencing of selected claim posts, prospecting, trenching, geological mapping, sampling and petrographic studies. This work has identified new occurrences of Quartz Diorite dyke and Sudbury Breccia, both of which are geologically significant lithologies known to host ore deposits associated with the Sudbury structure. Ground traverses, trenching and mapping carried out in 2016 outlined a Sudbury Breccia belt of at least 300 metres by 300 metres in size which lies along the same trend at the Whistle Offset Dyke located on KGHM property to the southwest. These findings support the potential for the Post Creek property to host both Footwall and Offset Dyke type deposits.

In 2017, the Company initiated support for a two-year MITAC project whereby an MSc student will be carrying out field and laboratory study aimed at understanding the mineral resource potential of the Post Creek Property. The Company’s support for this project includes internship payments of $7.5 per annum for two years and access to company exploration data.

A two-hole drill program was completed in 2018 with the objectives of assessing magnetic and electromagnetic anomalies within a corridor of breccias and quartz diorite extending radially away from the Whistle Offset and to provide a platform for downhole geophysics (Figure 3).

10 | TSXV : NAN / YEAR END 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2018

Figure 3. Location of the Post Creek Project and the Sudbury Breccia Zone.

Parkin Offset Dyke
Parkin Deposit
Post Creek Project
Sudbury Breccia Zone
Possible Trend of Parkin Dyke
Whistle Offset Trend
Possible Extension of Whistle Offset Trend
Yellow Brick Road Showing
Podolsky Mine
Whistle Open Pit
Norman West Deposit
SUDBURY IGNEOUS COMPLEX
N
0
1
km
Sudbury Igneous Complex
Contact sublayer & offset dykes
Upper Zone
Middle Zone
Lower Zone
Footwall breccia
Other Symbols
VTEM EM anomaly
AeroTEM EM anomaly
IP anomaly
Ni-Cu mine / deposit
NORTH AMERICAN NICKEL INC.
Sudbury, Ontario
Location of Post Creek Project and Sudbury Breccia Zone
11-Feb-2019

Hole PC-18-21 was drilled beneath an outcrop of quartz diorite to establish the depth extent of the dyke and hole PC-18-22 tested the breccia belt immediately to the north of the Whistle Offset Dyke (Figure 6). Both drill holes encountered a thick sequence of mafic volcanic rocks however quartz diorite, partially melted country rocks or Footwall-style mineralization were not encountered. DDH PC-18-21 did intersect a thick interval of volcanogenic massive sulphide-type sphalerite mineralization including:

7.50m @ 3.55% zinc and 0.82ppm silver including

●	3.70m @ 4.66% zinc and 0.58ppm silver and
●	0.8m @ 10.96% zinc and 3.05ppm silver

Multiple BHEM anomalies were detected both north and south of the zinc mineralization and are potential drill targets.

Hole PC-18-022 tested the possible strike extension of the Whistle Offset in a broad corridor of Sudbury Breccia and was collared in an area of anomalous copper values in outcrop within a well-defined ground magnetic anomaly. A thick sequence of mafic volcanic rocks overprinted with locally developed shear and breccia zones were intersected. One of the shear zones hosted vein-type chalcopyrite mineralization. A strongly magnetic, highly altered ultramafic unit is responsible for the observed magnetic anomaly.

11 | TSXV : NAN / YEAR END 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2018

Figure 6. Location of the Post Creek VTEM magnetic and electromagnetic (EM) anomalies, 2018 drill holes and significant assay results.

PC-18-021
7.50m @ 0.05% Cu, 3.55% Zn, 0.06 g/t Au
Incl. 3.70 m @ 0.07% Cu, 4.66% Zn, 0.06 g/t Au
and 0.80 m @ 0.14% Cu, 10.96% Zn, 0.26 g/t Au
PC-18-022
0.90M @ 0.70% Cu, Nil Zn, 0.64 g/t Au
Incl. 0.30 m @ 1.85% Cu, Nil Zn, 1.56 g/t Au
Malbeuf Lake
Portelance Road
Post Creek
Post Creek Project Boundary
Total Magnetic Field (nT)
57440
57385
57350
57325
57300
57285
57270
57255
57240
57225
57215
57205
57190
57180
57170
57160
57150
57140
57130
57120
57110
57100
57090
57080
57070
57055
57045
57035
57020
57010
56995
56980
56965
56945
56925
56900
56865
56815
VTEM EM Anomalies
12 channels
13 channels
15 channels
16 channels
17 channels
18 channels
20 channels
21 channels
22 channels
23 channels
24 channels
25 channels
N
0 200 400 600 800 1,000
Meters
NAD83 UTM Zone 17N
509000
510000
511000
512000
513000
514000
5184000
5183000
5182000
5181000

Corporate Social Responsibility

The Company has established excellent working relationships with the Wahnapitae First Nation (WFN) at Capreol (Ontario) commencing with a community presentation in May and followed up with ongoing contact with the Resource and Environmental officer. Prior to the initiation of drilling all drill sites and access routes to drill sites were reviewed by the WFN and no issues were identified. A post-drilling review of the drill sites indicated no problems related to drilling. A donation of $2 was made to the WFN in support of their 2018 Pow Wow celebrations.

Prospecting on the property is ongoing with the assistance of casual labour hired from the WFN community.

Outlook – Exploration and Development for 2019

The Company plans to review and synthesize all newly obtained data to formulate a work plan aimed at defining the overall extents footwall breccia zones and quartz diorite dykes and identifying geological and/or geophysical drill targets.

Ongoing work continues to improve the geological understanding and provide focus for exploration on the Post Creek Property at the NE margin of the Sudbury Basin. The property lies along the extension of the Whistle Offset dyke structure. Surface mapping and petrology has identified pods of quartz diorite and extensive domains of Sudbury Breccia along strike from the Whistle Offset. Geologic mapping, geochemistry and petrologic studies are ongoing as part of a M.Sc. thesis project being undertaken at the University of Western Ontario (London).

Halcyon Property

As at the date of this MD&A, the company holds 100% interest in Halcyon Property and is obligated to pay advances on the NSR of $8 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 Km northeast of Sudbury in the Parkin and Aylmer townships, and consists of 53 unpatented mining claims for a total of 864 hectares. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous Mobile Metal Ions soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 Km North of the property.

12 | TSXV : NAN / YEAR END 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2018

Exploration Activities

During the period 2011 to 2016, the Company carried out a small amount of exploration including ground geophysics (magnetics and electromagnetics), diamond drilling (301 metres in 1 drill hole), a borehole electromagnetic survey, georeferencing of selected claim posts, prospecting, geological mapping, sampling and petrographic studies. The single hole located on the southeast corner of the property was drilled with the purpose of providing geological information and to provide a platform for borehole pulse EM (“BHPEM”). No anomalies were detected although quartz diorite breccia and partial melt material with 2-3% disseminated pyrrhotite and chalcopyrite was intersected over short core lengths. The property is strategically located adjacent to the Company’s Post Creek property, located immediately to the south, where new occurrences of both Quartz Diorite and Sudbury Breccia have been identified.

Work completed on the property during the year ending December 31, 2016 consisted of geological traverses, prospecting and sampling and was carried out on the southern portion of the Halcyon Property. This program was carried out concurrently with similar work on the Post Creek Property. Assay, whole rock and thin section samples were collected for analysis and study. Results have been received and are being compiled.

In November 2016, a georeferencing program was completed involving the acquisition of DGPS coordinates for claim posts for selected claims. This work will potentially qualify for assessment work credits and was filed with the government in June 2017.

Outlook – Exploration and Development for 2019

Further work of the Halcyon Property will be rationalized with work programs on the adjacent Post Creek Property.

Quetico Property

During FY 2018, the Company acquired 757 claims known as Quetico located within the Sudbury Mining District of Ontario. The Company incurred total acquisition and exploration related costs of $64.

US Nickel Project - Michigan

Section 35 Property

On January 4, 2016, the Company entered into a 10-year Metallic Minerals Lease (the “Lease”) with the Michigan Department of Natural Resources for an area covering approximately 320 acres. The terms of the Lease require an annual rental fee at a rate of US $3.00 per acre for years 1-5 and at a rate of US $6.00 per acre for years 6-10. The Company shall pay a minimum royalty at a rate of US $10.00 per acre for the 11th year onwards, with an increase of an additional US $5.00 per acre per year up to a maximum of US $55.00 per acre per year. A production royalty of between 2% - 2.5% is payable from production of minerals and/or mineral products from an established mining operation area. To date, the Company paid the rental fees for two years (2016 and 2017), plus the required reclamation deposit of US $10,000. The Department of Natural Resources shall annually review the level of the reclamation deposit and shall require the amount to be increased or decreased to reflect changes in the cost of future reclamation of the leased premises.

There was no exploration work performed during the year ended December 31, 2018.

13 | TSXV : NAN / YEAR END 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2018

Project Pipeline

Due to long term nickel market forecasts indicating a supply deficit developing, the Company believes that it is a good time to acquire nickel exploration and development projects that could be developed assuming conservative long-term nickel prices. The company maintains a nickel project generation activity focusing on high prospectivity projects in counties with the Rule of Law and reasonable development economics.

In the context of rising nickel prices and positive developments in the electric vehicle market, the Company will look to enhance shareholder value by aggressively expanding its nickel sulphide project pipeline. The Company’s staff are proceeding with compilation work on prospective geological environments related to North American Archean craton margins where structural space controls the development of mafic-ultramafic intrusions. The objective of this work is to identify underexplored or unexplored open system intrusions where large zones of high-grade sulphide mineralization are controlled within the footprints of very small intrusions. The development of a Moroccan-based subsidiary company is proceeding and will provide an opportunity to assess nickel sulphide potential throughout the country.

Financial Capability

The Company is an exploration and development stage entity and has not yet achieved profitable operations. The business of the Company entails significant risks. The recoverability of amounts shown for mineral property costs is dependent upon several factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

At the end of FY 2018, the Company had working capital of $2,416 (FY 2017 - $2,171) and reported accumulated deficit of $29,343 (FY 2017 - $26,550). The Company will require additional funds to continue its planned operations and meet its obligations.

As at December 31, 2018, the Company had $2,839 in available cash, cash equivalents and short-term investments (December 31, 2017— $2,898). There are no sources of operating cash flows. Given the Company’s current financial position and the ongoing exploration and evaluation expenditures, the Company will need to raise additional capital through the issuance of equity or other available financing alternatives to continue funding its operating, exploration and evaluation activities, and eventual development of the mineral properties. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

During FY 2018, the Company closed a non-brokered private placement of 233,333,333 units at a price of $0.075 cents per unit for gross proceeds of $17,500.

Annual Summary

The annual summary is set out in the following table. The amounts are derived from the consolidated financial statements prepared under IFRS.

In thousands of CDN dollars, except per share amounts	2018	2017	2016

Net loss	3,022	2,879	2,877
Basic and diluted loss per share	0.00	0.01	0.01
Share capital	87,947	73,598	62,315
Common shares issued	787,928,500	554,595,167	368,581,886
Weighted average shares outstanding	718,248,135	465,929,638	269,778,932
Total assets	67,500	53,697	41,882
Investment in exploration and evaluation assets	14,708	11,385	8,604

Results of Operations

Net loss of $3,022 in FY 2018 was higher by $143 compared to a loss of $2,879 in FY 2017. The higher loss in FY 2018 was mainly driven by property investigation costs of $216 in FY 2018 compared to $nil in FY 2017 and higher foreign exchange loss in FY 2018 of $209 compared to $7 in FY 2017. The higher costs in FY 2018 were offset by lower administrative costs and higher interest income in FY 2018.

14 | TSXV : NAN / YEAR END 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2018

Total Assets

Total assets during FY 2018 increased by a net of $13,803 from the end of FY 2017. The increase is mainly attributed to an increase to exploration and evaluation assets of $13,985, offset by a decrease in cash and cash equivalents and short-term investments of $59, a decrease in receivables and other current assets of $109 and decrease to property, plant and equipment of $14.

Investment in Exploration and Evaluation Assets

Investment in exploration and evaluation assets relates primarily to the Greenland property. During FY 2018, the Company spent a total of $13,985 in additions to exploration and evaluation assets, of which $13,586 related to Greenland and $399 to other properties located in Canada and in USA.

Quarterly Results of Operations

In thousands of CDN dollars, except per share amounts	2018 4th quarter	2018 3rd quarter	2018 2nd quarter	2018 1st quarter
Statement of Loss

Interest income	22	31	21	-
Net loss	814	645	725	838
Net loss per share - basic and diluted	0.00	0.00	0.00	0.00

Statement of Financial Position

Cash, cash equivalents and short-term investments	2,839	5,372	14,773	859
Total assets	67,500	69,391	71,078	52,444
Net assets	66,944	67,763	68,658	52,177
Share capital	87,947	88,543	88,793	73,598
Common shares issued	787,928,500	787,928,500	787,928,500	554,595,167
Weighted average shares outstanding	787,928,500	787,928,500	739,210,551	554,595,167

In thousands of CDN dollars, except per share amounts	2017 4th quarter	2017 3rd quarter	2017 2nd quarter	2017 1st quarter
Statement of Loss

Interest income	12	11	4	5
Net loss	653	600	672	954
Net loss per share - basic and diluted	0.00	0.00	0.00	0.01

Statement of Financial Position

Cash, cash equivalents and short-term investments	2,898	5,850	10,511	2,388
Total assets	53,697	55,057	52,593	41,358
Net assets	52,728	53,366	50,997	41,198
Share capital	73,598	74,266	71,727	62,906
Common shares issued	554,595,167	554,595,167	513,612,719	368,581,886
Weighted average shares outstanding	554,595,167	436,049,679	403,644,285	269,778,932

15 | TSXV : NAN / YEAR END 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2018

Three Months Ended December 31, 2018, and December 31, 2017

A net loss of $814 in Q4 2018 compared to a net loss of $653 in Q4 2017 resulted in an increased loss of $161 quarter-over-quarter and was due to the following events with write off of mineral property cost being the most significant:

●	New properties investigation costs were $154 in Q4 2018 compared to a $nil amount in Q4 2017.

●	Foreign exchange loss totaled $40 in Q4 2018 and was higher by $22 compared to a loss of $18 in Q4 2017. The higher foreign exchange loss was due to less favourable exchange rates, specifically DKK in relation to Canadian dollar than in the prior year’s quarter.

●	Other administrative and corporate costs in aggregate of $31 further contributed to an increase in the loss in Q4 2018 when compared to Q4 2017.

●	Amortization expense was $3 in Q4 2018 compared to a recovery amount of $16 in Q4 2017.

The higher loss in Q4 2018 was offset by the following lower key expenditures in Q4 2018 compared to Q4 2017:

●	Interest income was $22 in Q4 2018 and was higher by $11 compared to $11 interest income in Q4 2017.

●	Share-based payments was $nil in Q4 2018 compared to $54 in Q4 2017.

Fiscal Ended December 31, 2018, and December 31, 2017

The Company incurred a net loss of $3,022 during FY 2018 compared to a net loss of $2,879 during FY 2017 resulting in an increased loss of $143 (year-over-year). The higher loss in FY 2018 was due to the following events:

●	Foreign exchange loss totaled $209 in FY 2018 and was higher by $202 compared to a loss of $7 in FY 2017. The higher foreign exchange loss was due to less favourable exchange rates, specifically DKK in relation to Canadian dollar than in the prior year.

●	New properties investigation costs were $216 in FY 2018 compared to a $nil amount in FY 2017.

The increased loss in FY 2018 was decreased by the following lower expenditures in FY 2018 compared to FY 2017:

●	Interest income totaled $74 in FY 2018 and was higher by $42 compared to $32 interest income in FY 2017.

●	Share-based payments was $317 in FY 2018 and was lower by $187 compared to $504 share-based payments in FY 2017.

●	Other administrative and corporate costs were $2,340 and were $35 lower compared to $2,375 costs incurred in FY 2017.

●	Amortization expense was $14 in FY 2018 and was $11 lower compared to amortization of $25 in FY 2017.

Liquidity, Capital Resources and Going Concern

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options and warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

The Company’s principal requirements for cash over the next twelve months will be to fund the ongoing exploration costs at its mineral properties, general corporate and administrative costs and to service the Company’s current trade and other payables.

On April 19, 2018, the Company closed a non-brokered private placement of up to 233,333,333 units at a price of $0.075 cents per unit for gross proceeds of $17,500. Each unit consists of one common share and one-half of one common share purchase warrant of the Company. Each warrant will entitle the holder to acquire one common share of the Company at an exercise price $0.12 per share for a period of 24 months from its date of issuance.

16 | TSXV : NAN / YEAR END 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2018

This financing transaction improved the liquidity and increased the capital resources of the Company.

Working Capital

As at December 31, 2018, The Company had working capital of $2,416 (December 31, 2017 - $2,171), calculated as total current assets less total current liabilities. The increase in working capital is mainly due to lower trade payable and accrued liabilities expenses at the end of FY 2018.

Going Concern

As at December 31, 2018 the Company had accumulated losses totaling $29,343. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, and/or obtaining long-term financing.

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Contractual Obligations and Contingencies

Post Creek

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $10 per annum. During FY 2018, the Company paid $10 which will be deducted from any payments to be made under the NSR.

Halcyon

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8 per annum. During FY 2018, the Company paid $8 which will be deducted from any payments to be made under the NSR.

The Company had no contingent liabilities as at December 31, 2018.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at December 31, 2018.

Critical Accounting Judgements, Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that can affect reported amounts of assets, liabilities revenues and expenses and the accompanying disclosures. Estimates and assumptions are continuously evaluated and are based on management’s historical experience and on other assumptions believed to be reasonable under the circumstances. However, different judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

17 | TSXV : NAN / YEAR END 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2018

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are:

(a) Recoverability of Exploration and Evaluation Assets

The ultimate recoverability of the exploration and evaluation assets of $64,479 carrying value at December 31, 2018, is dependent upon the Company’s ability to obtain the necessary financing and permits to complete the development and commence profitable production at the Manniitsoq Project, or alternatively, upon the Company’s ability to dispose of its interest therein on an advantageous basis. A review of the indicators of potential impairment is carried out at least at each period end.

Management undertakes a periodic review of these assets to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount of the assets is made. An impairment loss is recognized when the carrying value of the assets is higher than the recoverable amount and when mineral license tenements are relinquished or have lapsed. In undertaking this review, management of the Company is required to make significant estimates of, among other things, discount rates, commodity prices, availability of financing, future operating and capital costs and all aspects of project advancement. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the assets.

(b) Restoration Provisions

Management’s best estimates regarding the restoration provisions are based on the current economic environment. Changes in estimates of contamination, restoration standards and restoration activities result in changes to provisions from period to period. Actual restoration provisions will ultimately depend on future market prices for future restoration obligations. Management has determined that the Company does not have any significant restoration obligations as at December 31, 2018.

(c) Valuation of Share-Based Compensation

The Company estimates the fair value of convertible securities such as warrants and options using the Black-Scholes Option Pricing Model which requires significant estimation around assumptions and inputs such as expected term to maturity, expected volatility and expected forfeiture rates. The accounting policies in Note 2(k) and Note 10 of the financial statements contain further details of significant assumptions applied to these areas of estimation.

(d) Going Concern

Financial statements are prepared on a going concern basis unless management either intends to liquidate the Company or to cease trading, or has no realistic alternative to do so. Assessment of the Company’s ability to continue as a going concern requires the consideration of all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. This information includes estimates of future cash flows and other factors, the outcome of which is uncertain. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast substantial doubt upon the Company’s ability to continue as a going concern those uncertainties are disclosed.

Financial Instruments

In thousands of CDN dollars	Fair Value at December 31, 2018	Basis of Measurement	Associated Risks
Cash and cash equivalents	339	Loans and receivables	Credit and foreign exchange
Short term investments	2,500	Loans and receivables	Credit
Receivable and other current assets	133	Loans and receivables	Credit, foreign exchange
Trade, payables and accrued liabilities	556	Amortized cost	Foreign exchange

Loans and receivables— Cash and cash equivalents, short-term deposits, accounts receivables and other current assets, trade, other payables and accrued liabilities mature in the short term and their carrying values approximate their fair values.

18 | TSXV : NAN / YEAR END 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2018

Risk Management

The Company’s exposure to market risk includes, but is not limited to, the following risks:

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The short term investments are held at highly-rated financial institutions and earn guaranteed fixed interest rate and thus are not subject to significant changes in interest payments.

Foreign Currency Exchange Rate Risk

Currency risk is risk that the fair value of future cash flows will fluctuate because of changes in foreign currency exchange rates. In addition, the value of cash and cash equivalents and other financial assets and liabilities denominated in foreign currencies can fluctuate with changes in currency exchange rates.

The Company operates in Canada and Greenland and undertakes transactions denominated in foreign currencies such as United States dollar, Euros and Danish Krones, and consequently is exposed to exchange rate risks. Exchange risks are managed by matching levels of foreign currency balances and related obligations and by maintaining operating cash accounts in non-Canadian dollar currencies. The rate published by the Bank of Canada at the close of business on December 31, 2018 was 1.3630 USD to CAD, 1.5598 EUR to CAD and 0.2089 DKK to CAD.

The Company’s Canadian dollar equivalent of financial assets and liabilities that are denominated in Danish Krones consist of accounts payable of $9 (2017 - $571) and $79 in USD currency (2017 - $56).

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The credit risk is primarily associated with liquid financial assets. The Company limits exposure to credit risk on liquid financial assets by holding cash and cash equivalents and short term investments at highly-rated financial institutions.

Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. To mitigate price risk, the Company closely monitors commodity prices of precious metals and the stock market to determine the appropriate course of action to be taken by the Company.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages the liquidity risk inherent in these financial obligations by regularly monitoring actual cash flows to annual budget which forecast cash needs and expected cash availability to meet future obligations. The financing transaction completed during the year ended December 31, 2018 improved the liquidity position of the Company.

The Company will defer discretionary expenditures, as required, in order to manage and conserve cash required for current liabilities.

Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern, so that adequate funds are available or are scheduled to be raised to carry out the Company’s exploration program and to meet its ongoing administrative and operating costs and obligations. This is achieved by the Board of Directors’ review and ultimate approval of budgets that are achievable within existing resources, and the timely matching and release of the next stage of expenditures with the resources made available from capital raisings and debt funding from related or other parties. In doing so, the Company may issue new shares, restructure or issue new debt.

The Company is not subject to any externally imposed capital requirements imposed by a regulator or a lending institution.

In the management of capital, the Company includes the components of equity, loans and borrowings, other current liabilities, net of cash and cash equivalents.

19 | TSXV : NAN / YEAR END 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2018

	As at December 31,
	2018	2017
Equity	66,944	52,728
Current liabilities	556	969
	67,500	53,697
Cash and cash equivalents	(339)	(398)
Short term investments	(2,500)	(2,500)
	64,661	50,799

Future Accounting Standards and Pronouncements

IFRS 16 “Leases”

IFRS 16 replaces current guidance in IAS 17. Under IAS 17, lessees were required to make a distinction between a finance lease (on the balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a “right-of-use asset” for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low value assets, however this exemption can only be applied by lessees. The standard applies to annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, Revenue from Contracts with Customers, is also applied. The adoption of this standard will not result in any impact to the Company’s financial statements.

Risk and Uncertainties

The business of the Company entails significant risks that may have a material and adverse impact on the future operations and financial performance of the Company and the value of the common shares of the Company. These risks that are widespread risks associated with any form of business and specific risks associated with involvement in the exploration and mining industry. Hence, investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks.

The following is a general description of all material risks and uncertainties:

●	The Company has negative operating cash flows and might not be able to continue as a going concern;
●	The Company will require additional funding in the future and no assurances can be given that such funding will be available on the terms acceptable to the Company or at all;
●	The speculative nature of resource exploration and development projects;
●	The uncertainty of mineral resource estimates and the Company’s lack of mineral reserves;
●	The Company’s ability to successfully establish mining operations and profitable production;
●	Operations of the Company are carried out in geographical areas that are subject to various other risk factors;
●	The economic uncertainty of operating in a developing country such as PNG, such as the availability of local labour, local and outside contractors and equipment when required to carry out the Company’s exploration and development activities;
●	Other foreign operations risks; potential changes in applicable laws and government or investment policies;
●	The Company is not insured against all possible risks;
●	Environmental risks and hazards;
●	The title of the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers and other defects, and the risk of obtaining a mining permit and the successful renewal of currently pending renewal applications;
●	The commodity prices may affect the Company’s value, changes in and volatility of commodity prices and its hedging policies;
●	Increased competition in the mineral resource sector;

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2018

●	The Company may have difficulty recruiting and retaining key personnel;
●	Currency fluctuations risk;
●	Repatriation of earnings, no assurances that Greenland or any other foreign country that the Company may operate in the future will not impose restrictions on repatriation of earnings to foreign entities;
●	No production revenues;
●	Stock exchange prices;
●	Conflicts of interest;
●	Ability to exercise statutory rights and remedies under Canadian securities law;
●	Enforceability of foreign judgements;
●	Unforeseen litigation;
●	The Company’s future sales or issuance of common shares;
●	Risk of suspension of public listing due to failure to comply with local securities regulations;
●	The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern;
●	Risk of fines and penalties; and
●	Risk of improper use of funds in local entity.

Share Capital Information

As of the date of this MD&A the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding:

Securities	Common shares on exercise
Common shares	787,928,500
Preferred shares	590,931
Stock options	25,945,500
Warrants	257,972,836
Fully diluted share capital	1,072,437,767

Disclosure Controls and Procedures

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i.	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii.	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s accounting policies.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

21 | TSXV : NAN / YEAR END 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2018

Caution Regarding Forward Looking Statements

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risks and Uncertainties” in this MD&A. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

Additional Information

Additional information about the Company and its business activities is available under the Company’s profile on the Canadian SEDAR website at www.sedar.com.

Qualified Person and Technical Information

The scientific and technical information contained in this MD&A was prepared by or under the supervision of and reviewed and approved by Peter C. Lightfoot, PhD, P. Geo, the qualified person for the Company under National Instrument 43-101. Dr. Lightfoot is a “Qualified Person” as defined by NI 43-101. Dr. Lightfoot verified the data underlying the information in this MD&A.

For further information relating to the Maniitsoq Project in southwest Greenland, please see the technical report titled Updated Independent Technical Report for the Maniitsoq Nickel-Copper-Cobalt-PGM Project, Greenland” dated March 17, 2017 prepared by SRK Consulting (US) Inc. which is available under the Company’s issuer profile on SEDAR at www.sedar.com as well as the company website at www.northamericannickel.com

22 | TSXV : NAN / YEAR END 2018